UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

(AMENDMENT NO.      )

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☒
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

PORTUGAL TELECOM INTERNATIONAL FINANCE B.V.

(Name of Subject Companies)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

The Netherlands

(Jurisdiction of Subject Companies’ Incorporation or Organization)

Portugal Telecom, SGPS, S.A.

Portugal Telecom International Finance B.V.

(Name of Person(s) Furnishing Form)

4.125% Exchangeable Bonds due 2014

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Nuno Vieira

Investor Relations Director

Av. Fontes Pereira de Melo, 40

1069-300 Lisboa, Portugal

+351 21 500 1701

(Name, Address (including zip code) and Telephone Number (including area code) of

Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

John C. Ericson

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

February 7, 2014

(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)                   The following documents are attached as exhibits to this Form CB:

Exhibit	Description

1	Consent Solicitation Memorandum

2	Disclosure Annex

3	Notice of Meeting

4	Notice published in The New York Times on February 7, 2014

5	Notice published on Bloomberg on February 7, 2014

6	Press release, dated February 7, 2014

7

Investors Presentation, dated February 7, 2014 — “Portugal Telecom Consent Solicitation — Transaction Background and Consent Solicitation Overview — PT Notes and Exchangeable Bonds — Lisbon, 7 February 2014”

(b)                   Not applicable

Item 2. Informational Legends

A legend complying with Rule 802(b) under the U.S. Securities Act of 1933, as amended, is included in each of Exhibit 1, Exhibit 3 and Exhibit 6.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

1          The following documents are attached as exhibits to this Form CB:

Exhibit	Description

8	Form of Second Supplemental Trust Deed relating to a Trust Deed dated August 28, 2007 in respect of €750 million 4.125% Exchangeable Bonds due 2014

9	Terms and Conditions of the Bonds

10	Form of Supplemental Agency Agreement relating to Portugal Telecom International Finance B.V. €750 million 4.125% Exchangeable Bonds due 2014

(2)       Not applicable

(3)       Not applicable

PART III — CONSENT TO SERVICE OF PROCESS

Written irrevocable consents and powers of attorney on Form F-X are filed concurrently with the Commission on February 7, 2014.

PART IV — SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Portugal Telecom, SGPS, S.A.

By:	/s/ Luís Pacheco de Melo
	Name:	Luís Pacheco de Melo
	Title:	Chief Financial Officer
	Date:	February 7, 2014

Portugal Telecom International Finance B.V.

By:	/s/ Carlos Manuel Mendes Fidalgo Moreira da Cruz
	Name:	Carlos Manuel Mendes Fidalgo Moreira da Cruz
	Title:	Managing Director A
	Date:	February 7, 2014

By:	/s/ W. Roest
	Name:	Trust International Management (T.I.M.) B.V.
	Title:	Managing Director B
	Date:	February 7, 2014